UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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ATTACHMENT I

RELATED PARTY AGREEMENTS

ITEM	RELATED PARTY AGREEMENTS AGREEMENT TERMS AND CONDITIONS	RELATION WITH THE COMPANY (1)	MATURITY DATE	TERMINATION CONDITIONS	OUTSTANDING AMOUNT ON MARCH 31, 2010
01	Banco Santander, S.A. - Espanha Fund-raising through Transfer Abroad Transactions intended for application in the commercial operations of transfer to customers.	Controlling Shareholder	Up to July 11, 2014	Upon maturity	R$2,800,019
02	Banco Madesant – Sociedade Unipessoal, S.A. Fund-raising through Certificate Banking Deposit Transactions - Interest 1.76% per annum.	Controlling Shareholders ’ affiliates	February 28, 2011	Upon maturity	R$1,959,580
03
Santander Benelux, S.A., N.V. Financial assets for trading – Derivatives used for mitigation of the Company’s global exposure Shareholders risks in its commercial transactions. Swaps, Options and forward agreements, especially with interest rates and foreign currency underlying assets
		Controlling ’ affiliates	Variable	Upon maturity	R$708,692
04
Santander Benelux, S.A., N.V. Financial liabilities for trading – Derivatives used for mitigation of the Company’s global exposure Shareholders risks in its commercial transactions. Swaps, Options and forward agreements, especially with interest rates and foreign currency underlying assets
		Controlling ’ affiliates	Variable	Upon maturity	R$873,658

(1)	Mention in which of the following groups the counterparty is included: Controlled entity, Affiliate, Manager (or affiliated entity) or Controlling Shareholder (or affiliated entity).
(2)	In January 22, 2010, we carried out the early redemption of the Subordinated Debt mentioned in this item, with Banco Santander, S.A. (Spain), as creditor, with original maturity in March 25, 2019, in the amount of R$ 1,507,000, according to the authorization granted by the Central Bank of Brazil on January 8, 2010.
The aim of the early redemption was to improve the funding structure of the Bank, as strategy of allocation of funds mentioned in the Prospectus of the public offering conducted by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 30, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer